UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 62171/May 26, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13876

In the Matter of   :
                                                            :
TAL WIRELESS NETWORKS, INC.,   :
TCT FINANCIAL GROUP A, INC.,   :   ORDER MAKING FINDINGS AND
TELECHIPS CORP.,   :   REVOKING REGISTRATIONS
TELLUS INDUSTRIES, INC.,   :   BY DEFAULT
TELNET GO 2000, INC.,   :
TMCI ELECTRONICS, INC.,   :
TMP INLAND EMPIRE, LTD.,   :
TMP INLAND EMPIRE V, LTD., and   :
TMP INLAND EMPIRE VI, LTD.   :

SUMMARY

        This Order revokes the registrations of the registered securities of Respondents Tal
Wireless Networks, Inc., TCT Financial Group A, Inc., Telechips Corp., Tellus Industries, Inc.,
TELnet go 2000, Inc., TMCI Electronics, Inc., TMP Inland Empire, Ltd., TMP Inland Empire V,
Ltd., and TMP Inland Empire VI, Ltd. The revocations are based on Respondents' repeated failure
to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on April 30, 2010, with an Order Instituting
Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).
The OIP alleges that each Respondent is a corporation with a class of securities registered with the
Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to
file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each
was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by May 6, 2010.[1] To
date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. §
201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery
at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. §
201.141(a)(2)(ii).

the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Tal Wireless Networks, Inc. (CIK No. 934924),[2] is a void Delaware corporation located in Portola Valley, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended March 31, 1997, which reported a net loss of over $9.8 million for the prior nine months. On October 6, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California, which was terminated on April 11, 2003.

TCT Financial Group A, Inc. (CIK No. 1096647), is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $300 for the prior three months.

Telechips Corp. (CIK No. 873979) is a permanently revoked Nevada corporation located in Reno, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1997, which reported a net loss of over $2.84 million for the prior three months. On June 3, 1997, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Nevada, and the case was terminated on July 28, 2004.

Tellus Industries, Inc. (CIK No. 217365), is a dissolved Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1994, which reported a net loss of $996,822 for the prior three months. As of April 30, 2010, the company's stock (symbol "TLLS") was traded on the over-the-counter markets.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

TELnet go 2000, Inc. (CIK No. 94776), is a void Delaware corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of over $2.24 million since the company's January 1, 1989, inception.

TMCI Electronics, Inc. (CIK No. 1005509), is a void Delaware corporation located in San Jose, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of over $3.66 million for the prior nine months. On December 21, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of California which was still pending as of January 8, 2010.

TMP Inland Empire, Ltd. (CIK No. 885392), is a canceled California limited partnership located in Santa Ana, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993, which reported a net loss of $724,702 for the prior twelve months.

TMP Inland Empire V, Ltd. (CIK No. 885049), is a canceled California limited partnership located in Santa Ana, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003, which reported net income of $344,174 for the prior twelve months.

TMP Inland Empire VI, Ltd. (CIK No. 885046), is a canceled California limited partnership located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $7,632 for the prior three months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated

Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Tal Wireless Networks, Inc., is REVOKED;

the REGISTRATION of the registered securities of TCT Financial Group A, Inc., is REVOKED;

the REGISTRATION of the registered securities of Telechips Corp. is REVOKED;

the REGISTRATION of the registered securities of Tellus Industries, Inc., is REVOKED;

the REGISTRATION of the registered securities of TELnet go 2000, Inc., is REVOKED;

the REGISTRATION of the registered securities of TMCI Electronics, Inc., is REVOKED;

the REGISTRATION of the registered securities of TMP Inland Empire, Ltd., is REVOKED;

the REGISTRATION of the registered securities of TMP Inland Empire V, Ltd., is REVOKED; and the REGISTRATION of the registered securities of TMP Inland Empire VI, Ltd., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge